Exhibit 99.1





The following presentation contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact our results include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.





- The world's largest regional airline
  - 225 Embraer ERJs at February 4, 2004
  - 49 firm orders
  - 100 options

- Exclusive operator of regional jets for Continental Airlines at its hubs
  - New York/Newark, Houston and Cleveland

- Offer up to 1,100 departures daily to 130 destinations in USA, Mexico, Canada and the Caribbean





Current ExpressJet Markets

- We served approximately 11.4 million customers and added 25 new cities during 2003

Current Cities
Hub Locations



ExpressJet

2003 Operating Results

($ in millions, except per share data)	Year-Ended December 31, 2003	H/(L) than Year-Ended December 31, 2002	% H/(L) than 2002
Operating Revenue	$1,311.4	$222.3	20.4%
Operating Expenses	1,129.5	188.2	20.0%
Operating Income	181.9	34.2	23.1%
Non-operating Expense, net	6.7	(2.4)	(26.2)%
Pre-tax Income	175.2	36.6	26.4%
Taxes, Dividends and Other	67.0	12.7	23.4%
Net Income to Common Stockholders	$108.2	$23.9	28.4%
Basic and Diluted EPS	$1.80	$0.42	30.4%



Building Financial Strength ($ millions)

● Demonstrated ability to generate strong cash flows since IPO in April 2002



Other includes proceeds from sales of flight equipment

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Note to Continental ($ millions)

- Used some excess cash to improve balance sheet by paying down debt





Broadening Stockholder Base

- Used proceeds from $137.2 million convertible notes offering to repurchase 9.8 million common shares from Continental, reducing its ownership to 45% and reducing ExpressJet's outstanding share count 15% to 54.2 million

- In addition, Continental contributed 7.4 million common shares to its pension plan on September 9, reducing its ownership of ExpressJet to 31%



XJT Ownership June 30, 2003

47% Public
CAL 53%



XJT Ownership December 31, 2003

31%
CAL
Public
69%

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Scheduled Year-End Debt Balances ($ millions)



8



- ExpressJet's 42 planned deliveries between 2004 and 2005 represent 23%* of the committed firm orders for regional jets among all publicly traded regionals



	2003A	2004E	2005E	2006E	2007E
	224	245	266	274	274

Source: Raymond James & Associates, Inc.

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Projected ASM Growth

Billions of ASMs
15
13
11
9
7
5
10% CAGR
2003A
2004E
2005E
2006E
2007E

Projected for firm aircraft orders only



ExpressJet

ExpressJet vs. Regionals

- Even with solid growth already identified, ExpressJet is modestly valued

	XJT	SKYW	MESA	PNCL
Recent Stock Price (2/2/04 Close)	$ 13.80	$ 19.18	$ 10.26	$ 15.41
Last Four Quarters EPS*	$ 1.81	$ 1.06	$ 0.88	$ 1.60
Implied Trailing P/E	7.6	18.1	11.7	9.6
Discount to SKYW, MESA and PNCL		58%	35%	21%

**First Call estimates used for SKYW December 2003 quarterly earnings since data not yet reported*



● ExpressJet provides positive return on investment for its stockholders



* Financial information based on twelve month trailing data as of 9/30/2003 and market information based on 9/30/2003 stock prices for XJT, ACAI, SKYW and MESA

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- We are partnered with the best hub-and-spoke carrier
  - Operating at RASM premium to industry
  - Focusing on product and customer service



Year-End 2003 Operating Margin

	CAL	NWAC	AMR	DAL	UAL
Operating Margin	2.3%	(2.8%)	(4.8%)	(5.9%)	(9.9%)

Source: Company earnings releases

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● ExpressJet is well-positioned for the future

- Largest all-jet, single fleet type operator

- Established track record for reliability and efficiency

- Partnered with well-positioned major airline

- Planned cumulative capacity growth of 10% through 2007

- Infrastructure in place to support growth

- Industry top-tier cash generation and financial performance